**AMENDMENT
TO THE
ARTICLES OF INCORPORATION
OF
POWER TECHNOLOGY, INC.**

TO THE SECRETARY OF STATE OF THE STATE OF NEVADA:

Pursuant to the provisions of the Nevada business corporation law [Title 7, Chpt. 78.207(1)], Power Technology, Inc., a Nevada corporation, adopts the following Amendment to its Articles of Incorporation by the repeal of the Fourth article thereof in its entirety, and by the substitution therefor of a new Fourth article, as follows:

"FOURTH. The total number of shares of all classes of capital stock which the Corporation is authorized to issue is 751,000,000 shares, of which 750,000,000 shares shall be non-assessable shares of common stock, each share having a par value of $.001 (the "Common Stock"), and 1,000,000 shares shall be preferred stock, each share having a par value of $.01 (the "Preferred Stock").

The Preferred Stock may be divided into and issued in series. The Board of Directors of the Corporation is authorized to divide the authorized shares of Preferred Stock into one or more series, each of which shall be so designated as to distinguish the shares thereof from the shares of all other series and classes. The Board of Directors of the corporation is authorized, within any limitations prescribed by law and this Article, to fix and determine the designations, rights, qualifications, preferences, limitations and terms of the shares of any series of Preferred Stock including but not limited to the following.

(a) The rate of dividend, the time of payment of dividends, whether dividends are cumulative, and the date from which any dividends shall accrue;

(b) Whether shares may be redeemed, and, if so, the redemption price and the terms and conditions of redemption;

(c) The amount payable upon shares in the event of voluntary or involuntary liquidation;

(d) Sinking fund or other provisions, if any, for the redemption or purchase of shares;

(e) The terms and conditions on which shares may be converted, if the shares of any series are issued with the privilege of conversion;

(f) Voting powers, if any (notwithstanding the ELEVENTH Article hereof, the Board of Directors may authorize shares of non-voting Preferred Stock), provided that if any of the Preferred Stock or series thereof shall have voting rights, such Preferred Stock or series shall vote only on a share for share basis with the Common Stock on any matter, including but not limited to the election of directors, for which such Preferred Stock or series has such rights; and

(g) Subject to the foregoing, such other terms, qualifications, privileges, limitations, options, restrictions, and special or relative rights and preferences, if any, of shares or such series as the Board of Directors of the Corporation may, at the time so acting, lawfully fix and determine under the laws of the State of Nevada.

The Corporation shall not declare, pay or set apart for payment any dividend or other distribution (unless payable solely in shares of Common Stock or other class of stock junior to the Preferred Stock as to dividends or upon liquidation) in respect of Common Stock, or other class of stock junior to the Preferred Stock, nor shall it redeem, purchase or otherwise acquire for consideration shares of any of the foregoing, unless dividends, if any, payable to holders of Preferred Stock for the current period (and in the case of cumulative dividends, if any, payable to holders of Preferred Stock for the current period (and in the case of cumulative dividends, if any, for all past periods) have been paid, are being paid or have been set aside for payment, in accordance with the terms of the Preferred Stock, as fixed by the Board of Directors.

In the event of the liquidation of the Corporation, holders of Preferred Stock shall be entitled to receive, before any payment or distribution on the Common Stock or any other class of stock junior to the Preferred Stock upon liquidation, a distribution per share in the amount of the liquidation preference, if any, fixed or determined in accordance with the terms of such Preferred Stock plus, if so provided in such terms, an amount per share equal to accumulated and unpaid dividends in respect of such Preferred Stock (whether or not earned or declared) to the date of such distribution. Neither the sale, lease or exchange of all or substantially all of the property and assets of the Corporation, nor any consolidation or merger of the Corporation, shall be deemed to be a liquidation for the purposes of this Article."

This Amendment to the Articles of Incorporation was approved by the Board of Directors of the corporation on July 27, 2004.

Power Technology, Inc.

[SEAL] By: Bernard J Walter

Bernard J. Walter
Chief Executive Officer and President

ATTEST:

Bernard J Walter

Bernard J. Walter, Secretary

STATE OF TEXAS)
) **SS:**
COUNTY OF HARRIS)

Before me, Karyn S Breeckner, a Notary Public in and for said County and State, personally appeared Bernard J. Walter, who acknowledged before me that he is the Chief Executive Officer, President and Secretary of Power Technology, Inc., a Nevada corporation, and that he signed the foregoing Amendment to the Articles of Incorporation as his free and voluntary act and deed, for the uses and purposes therein set forth, and that the facts contained therein are true.

In witness whereof I have hereunto set my hand and seal this 28th day of July, 2004.

Karyn S Breeckner
Notary Public

My Commission Expires:
11/18/04
[SEAL]

KARYN S BREECKNER
NOTARY PUBLIC
State of Texas
Comm. Exp. 11-18-2004